Steven M. Skolnick	One Lowenstein Drive
Partner	Roseland, New Jersey 07068

	T: 973 597 2476	July 2, 2020
F: 973 597 2477
E: sskolnick@lowenstein.com

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 3030

Washington, DC 20549

Attn:	Ada D. Sarmento
Christine Westbrook
Ameen Hamady
Sasha Parikh

Re:	PaxMedica, Inc. Draft Registration Statement on Form S-1 Submitted May 15, 2020 CIK No. 0001811623

Ladies and Gentlemen:

On behalf of PaxMedica, Inc. (the “Company”), we are hereby responding to the letter, dated June 11, 2020 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance, Office of Life Sciences, of the Securities and Exchange Commission (the “Commission”), regarding the Company’s draft Registration Statement on Form S-1, submitted on May 15, 2020 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is publicly filing a revised registration statement with the Commission (the “Revised Registration Statement”). For ease of reference, set forth below in bold are the comments of the Staff with respect to the Draft Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Draft Registration Statement unless defined herein.

Securities and Exchange Commission

Division of Corporation Finance

July 2, 2020

The Company has authorized us to respond to the Comment Letter as follows:

Draft Registration Statement on Form S-1

Prospectus Summary

Our Development Strategy, page 1

1.           We note statements here and elsewhere in the prospectus that you believe an approval of PAX-101 in HAT could confer upon you the potential receipt of a priority review voucher (PRV) by the FDA and that you will leverage such approval to facilitate an accelerated development program for the approval in ASD, FXTAS and other indications using the FDA’s 505(b)(2) regulatory pathway. Given that you have not yet secured marketing approval for PAX-101, it is inappropriate to state or imply that your clinical development plans will be successful. Please revise to make it clear here and throughout the prospectus that you (i) may be unable to secure a PRV; and (ii) may be required to complete additional clinical trials for PAX-101 for the treatment of ASD and FXTAS. Please also revise to remove any implication that you will be able to develop your product candidates in a rapid or accelerated manner as such statements are speculative.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 2 and 25, and elsewhere throughout the Revised Registration Statement, in response to the Staff’s comment.

2.           Please reconcile your disclosure that you believe you will receive approval of PAX-101 for the treatment of HAT without conducting prospective clinical trials with your disclosure on page 2 that you intend to complete additional preclinical and clinical work to support a new drug application (NDA) for the treatment of early stage East African sleeping sickness.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1 and 56, and elsewhere throughout the Revised Registration Statement, in response to the Staff’s comment.

3.           We note your disclosure on page 27 regarding PCT international patent application PCT/US2018/017674. We note also your discussion of the clinical trial conducted of suramin for the management of ASD at the University of California, San Diego. We note also that UCSD intends to conduct a Phase II clinical trial assessing suramin as a treatment for autism in the spring of 2021. Please provide disclosure in the Risk Factors and Summary Risk Factors sections highlighting the risks related to competition in commercialization of your product candidate and the effect potential competing patent claims may have on your patent portfolio and your business.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4, 5, 26 and 27 of the Revised Registration Statement, in response to the Staff’s comment.

Securities and Exchange Commission

Division of Corporation Finance

July 2, 2020

Market for HAT, page 2

4.           Please remove the statement regarding the sale prices of recent PRVs as it is not appropriate disclosure for the Prospectus Summary where full and proper context is not provided. We will not object to disclosure in the Business section.

Response: The Company respectfully acknowledges the Staff’s comment and has removed this language on page 2 of the Revised Registration Statement, in response to the Staff’s comment.

PAX-102, page 3

5.            We note your disclosure that you have developed proprietary intranasal formulations and methods of delivering suramin to mammals that have been shown, in in vivo preclinical studies, to safely and effectively deliver suramin to the brain while dramatically reducing systemic exposure. Efficacy and safety are determinations that are solely within the authority of the FDA or similar foreign regulators. You may present clinical trial end points and objective data resulting from trials without concluding efficacy, and you may state that your product candidates are well tolerated if true. Please revise your disclosure to remove statements that present your conclusion with respect to the safety or efficacy of your product candidates.

Response: The Company respectfully acknowledges the Staff’s comment and has revised this language on pages 3 and 60 of the Revised Registration Statement, in response to the Staff’s comment.

Our Status as an Emerging Growth Company, page 5

6.           Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s request and will provide to the Staff, on a supplemental basis, copies of any written communications, as defined in Rule 405 under the Securities Act, if any, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

Securities and Exchange Commission

Division of Corporation Finance

July 2, 2020

Use of Proceeds, page 40

7.           We note your disclosure that you intend to use the proceeds of the offering for product development activities, including clinical and regulatory research and development for your product candidates. Please specifically disclose how far you expect the proceeds from the offering to allow you to proceed in the development of each of your product candidates.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 41 of the Revised Registration Statement, in response to the Staff’s comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

8.           Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances, such as the stock options granted in May 2020, and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response: The Company respectfully acknowledges the Staff’s comment and will provide such an analysis when an estimated offering price range is available. The Company expects to include an estimated price range in an amendment to the Registration Statement that would be filed shortly before the commencement of the road show for the offering. That price range will be subject to then-current market conditions, continuing discussions with the Company’s underwriters and any other factors affecting the Company or the proposed offering.

Results of Operations, page 46

9.           Please disclose the costs incurred during each period presented for each of your key research and development projects. If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) which should reconcile to total research and development expense on the Statements of Operations.

In addition, revise your disclosure to quantify the reasons for the change in general and administrative expenses.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 48 and 49 of the Revised Registration Statement, in response to the Staff’s comment.

Securities and Exchange Commission

Division of Corporation Finance

July 2, 2020

Business

Current Clinical Development Plan, page 53

10.          We note your disclosure on pages 2 and 58 that you intend to complete additional preclinical and clinical work for PAX-101 for the treatment of HAT over the next 18 months with the intention of filing an NDA in the second half of 2021 yet your pipeline table indicates that PAX-101 for the treatment of HAT is at the end of Phase 3. Please revise the table accordingly. We also note that you have not included any disclosure regarding the most recent clinical trials that have been completed or that are ongoing for PAX-101 for the treatment of HAT. Please expand your disclosure to discuss specific trial results for your product candidate on which you intend to rely, including the duration of the trial, the number of subjects or patients in such trials, how the product candidate was administered, who conducted the trials, the dosage used, any serious adverse events experienced and the number of patients who experienced them, the primary and secondary endpoints and whether they were met. Also, please be sure to identify the year or years when referenced trials were conducted or commenced.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 60, and throughout the Revised Registration Statement, in response to the Staff’s comment.

11.          We note that your pipeline table indicates that you have three programs in the preclinical phase but there is brief discussion of models or results. We also note your disclosure on page 59 that your selective anti-purinergic therapy program is in the discovery phase. Please revise your table to reflect this stage of development and provide us with your analysis as to why these programs are material to your business and appropriate for inclusion in the pipeline table.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 54 of the Revised Registration Statement, in response to the Staff’s comment.

Additionally, the Company respectfully advises the Staff that the selective anti-purinergic therapies listed in the pipeline table are material to the Company because the compounds the Company has tested to date and selected for further study appear to use a similar mechanism of action as the Company’s lead program molecule. Therefore, the Company believes these anti-purinergic agents can help create significant long term value for investors. As the Company continues to learn more about the properties of these antipurinergic agents and their potential effectiveness in the treatment of ASD, FXS, FXTAS and other similar neurological disorders, the Company believes that a reasonable investor would have an interest in being informed about the programs in deciding whether to invest in the Company.

Securities and Exchange Commission

Division of Corporation Finance

July 2, 2020

Market for HAT, page 55

12.         Please revise to disclose how much funding you would need to support the later stage development and commercialization of PAX-101 and PAX-102 in the treatment of ASD and FXTAS and whether a potential sale of a priority review voucher would be able to fully fund the development of both product candidates. Please revise to disclose how you intend to raise those funds if you are unable to receive a priority review voucher from the FDA and sell it.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 52 of the Revised Registration Statement, in response to the Staff’s comment.

Clinical Trial of Suramin for Management of ASD, page 56

13.         Please revise the statement on page 66 that suramin was found to have profound positive impact on core symptoms of ASD to remove any conclusion regarding efficacy.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 57 of the Revised Registration Statement, in response to the Staff’s comment.

Intellectual Property, page 61

14.         Please disclose the specific products, product groups and technologies to which your patent applications relate, the type of patent protection you are seeking, the applicable jurisdictions and whether there are any contested proceedings or third-party claims.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 26 of the Revised Registration Statement, in response to the Staff’s comment.

The Priority Review Voucher Program, page 66

15.         Please revise your disclosure to clarify that priority review does not provide a guarantee the FDA will review an application within six months.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 68 of the Revised Registration Statement, in response to the Staff’s comment.

License Agreements, page 68

16.         Please disclose the maximum aggregate future payments that you may be required to make to each of the licensors based on the level of each licensor’s participation.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 71 of the Revised Registration Statement, in response to the Staff’s comment.

Securities and Exchange Commission

Division of Corporation Finance

July 2, 2020

Any questions regarding the contents of this letter or the Revised Registration Statement should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick

Steven M. Skolnick

cc:	Howard J. Weisman, PaxMedica, Inc.